December 10, 2010

Via EDGAR – CORRESP

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:	Entegris, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Form 10-Q, for the quarter ended October 2, 2010

File No. 0-30789

Dear Mr. Cash:

This letter responds to your letter of November 30, 2010 with comments upon the above disclosure documents filed by Entegris, Inc. (“Entegris” or the “Company”).

This letter will respond to your comments in the order and use the same numerical reference presented in your letter of November 30th. Our response to each comment follows the repetition of your comment. Unless otherwise specified, all numbers referenced herein for disclosure or supplemental information are in thousands.

S.E.C. Comment #1.

1.	We note that Pall Corporation has filed two suits against you for patent infringement. In future filings please quantify the amount of damages being sought or provide a range of expected loss, if known. Please refer to Item 103 of Regulations S-K.

Entegris Response to S.E.C. Comment # 1:

Neither the 2005 case nor the 2007 case brought by Pall Corp. against the Company made a claim for a specific amount of damages. The complaint in each case included a claim for unspecified damages and a prayer for injunctive relief. However, the plaintiff has not filed a motion for a preliminary injunction in either case. As disclosed in Part I, Item 3 of the Company’s 2009 Form 10-K Annual Report, the Company believes that it will ultimately prevail in each of these actions. Consequently, the Company does not expect to incur damages as a result of either of these cases.

Please see the proposed revised disclosure with respect to the two paragraphs describing the 2005 case and the 2007 case brought by Pall Corp.; revised language is in italics:

As previously disclosed, on December 16, 2005 Pall Corporation filed suit against the Company in U.S. District Court for the Eastern District of New York alleging patent infringement. Specifically, the suit alleges infringement of two of plaintiff’s patents by one of the Company’s gas filtration products and by the packaging for certain of the Company’s liquid filtration products. This lawsuit seeks an injunction against the alleged infringements as well as unspecified damages resulting from the alleged infringements. Both products and their predecessor products have been on the market for a number of years. The Company intends to vigorously defend this suit and believes that it will ultimately prevail. This case is currently awaiting a hearing before the court for claim construction of the patents in suit.

On May, 4, 2007 Pall Corporation filed a lawsuit against the Company in the U.S. District Court for the Eastern District of New York alleging patent infringement. Specifically, the suit alleges that certain of the Company’s point-of-use filtration products infringe a newly issued Pall patent, as well as three older Pall patents. Pall’s action, which relates only to the U.S., asserts that “on information and belief” the Company’s Impact 2 and Impact Plus point-of-use photoresist filters infringe a patent issued to Pall on March 27, 2007, as well as three older patents. This lawsuit seeks an injunction against the alleged infringements as well as unspecified damages resulting from the alleged infringements. The Company intends to vigorously defend this suit and believes that it will ultimately prevail. This case is currently in the discovery stage.”

Mr. John Cash, Branch Chief

Securities and Exchange Commission

December 10, 2010

The foregoing revised disclosure will be used in future filings with appropriate further revision to reflect material developments in the described litigation.

S.E.C. Comment #2.

2.	In future filings please include a statement that the registered public accounting firm has issued an attestation report on your internal control over financial reporting, as required by Item 308(a)(4) of Regulations S-X.

Entegris Response to S.E.C. Comment # 2:

In future filings the Company will include a statement that the Company’s registered public accounting firm has issued an attestation report on our internal control over financial reporting, as required by Item 308(a)(4) of Regulations S-K.

S.E.C. Comment #3.

3.	In future filings please disclose the amount of consolidated comprehensive income for non-controlling interest on the face of your financial statements. Please refer to ASC Topic 810-10-50-1A.

Entegris Response to S.E.C. Comment # 3:

In future filings the Company will disclose the amount of consolidated comprehensive income for non-controlling interest on the face of its financial statements.

S.E.C. Comment #4.

4.	Please provide a more comprehensive explanation of the non-GAAP measures you are using including a more detailed explanation as to why each of these measures are meaningful for an investor. Additionally, please reconcile your Adjusted EBITDA to the most directly comparable GAAP measure, net income. Please refer to question 103.02 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures dated January 15, 2010. Please provide to us your proposed disclosures.

Entegris Response to S.E.C. Comment # 4:

The Company will expand its future explanations concerning the non-GAAP measures it uses including a more detailed explanation as to why each of these measures are meaningful to investors and a reconciliation of the Company’s Adjusted EBITDA to net income.

Please see the proposed revised disclosure explaining the non-GAAP measures used with respect to the quarter ended October 2, 2010 with these non-GAAP measures reconciled to GAAP net income:

“Non-GAAP Information The Company’s condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP).

Mr. John Cash, Branch Chief

Securities and Exchange Commission

December 10, 2010

The Company also provides certain non-GAAP financial measures as a complement to financial measures provided in accordance with GAAP in order to better assess and reflect trends affecting the Company’s business and results of operations. Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other regulations under the Securities Exchange Act of 1934, as amended, define and prescribe the conditions for use of certain non-GAAP financial information. The Company provides non-GAAP financial measures of Adjusted EBITDA and Adjusted Operating Income (Loss) together with related measures thereof, and non-GAAP Earnings Per Share (EPS).

Adjusted EBITDA, a non-GAAP term, is defined by the Company as net income attributable to Entegris, Inc. before (1) net income attributable to noncontrolling interest, (2) equity in net (earnings) loss of affiliates, (3) income tax expense (benefit) (4) other expense, net, (5) interest expense, net, (6) restructuring costs, (7) charge for fair value mark-up of acquired inventory sold, (8) amortization of intangible assets and (9) depreciation. Adjusted Operating Income (Loss), another non-GAAP term, is defined by the Company as its Adjusted EBITDA plus depreciation. The Company also utilizes non-GAAP measures whereby Adjusted EBITDA and Adjusted Operating Income (Loss) are each divided by the Company’s net sales to derive Adjusted EBITDA Margin and Adjusted Operating Margin, respectively.

Non-GAAP EPS, a non-GAAP term, is defined by the Company as net income attributable to Entegris, Inc. before (1) charge for fair value mark-up of acquired inventory sold, (2) amortization of intangible assets, (3) accelerated write-off of debt-issuance costs, (4) gain on sale of equity investments and (5) tax effect of the other adjustments to net income (loss) attributable to Entegris, Inc.

The Company provides supplemental non-GAAP financial measures to better understand and manage its business and believes these measures provide investors and analysts additional and meaningful information for the assessment of the Company’s ongoing results. Management also uses these non-GAAP measures to assist in the evaluation of the performance of its business segments and to make operating decisions.

Management believes the Company’s non-GAAP measures help indicate the Company’s baseline performance before certain gains, losses or other charges that may not be indicative of the Company’s business or future outlook and offer a useful view of business performance in that the measures provide a more consistent means of comparing performance. The Company believes the non-GAAP measures aid investors’ overall understanding of the Company’s results by providing a higher degree of transparency for such items and providing a level of disclosure that will help investors understand how management plans, measures and evaluates the Company’s business performance. Management believes that the inclusion of non-GAAP measures provides consistency in its financial reporting and facilitates investors’ understanding of the Company’s historic operating trends by providing an additional basis for comparisons to prior periods.

Management uses Adjusted EBITDA and Adjusted Operating Income (Loss) to assist it in evaluations of the Company’s operating performance by excluding items that management does not consider as relevant in the results of its ongoing operations. Internally, these non-GAAP measures are used by management for planning and forecasting purposes, including the preparation of internal budgets; for allocating resources to enhance financial performance; for evaluating the effectiveness of operational strategies; and for evaluating the Company’s capacity to fund capital expenditures, secure financing and expand its business.

Mr. John Cash, Branch Chief

Securities and Exchange Commission

December 10, 2010

In addition, and as a consequence of the importance of these non-GAAP financial measures in managing its business, the Company’s Board of Directors uses non-GAAP financial measures in the evaluation process to determine management compensation.

The Company believes that certain analysts and investors use Adjusted EBITDA, Adjusted Operating Income (Loss) and non-GAAP EPS as supplemental measures to evaluate the overall operating performance of firms in the Company’s industry. Additionally, lenders or potential lenders use Adjusted EBITDA measures to evaluate the Company’s creditworthiness.

The presentation of non-GAAP financial measures is not meant to be considered in isolation, as a substitute for, or superior to, financial measures or information provided in accordance with GAAP. Management strongly encourages investors to review the Company’s condensed consolidated financial statements in their entirety and to not rely on any single financial measure.

Management notes that the use of non-GAAP measures has limitations:

First, non-GAAP financial measures are not standardized. Accordingly, the methodology used to produce the Company’s non-GAAP financial measures is not computed under GAAP and may differ notably from the methodology used by other companies. For example, the Company’s non-GAAP measure of Adjusted EBITDA may not be directly comparable to EBITDA or an adjusted EBITDA measure reported by other companies.

Second, the Company’s non-GAAP financial measures exclude items such as amortization of intangibles and depreciation that are recurring. Amortization of intangibles and depreciation have been, and will continue to be for the foreseeable future, a significant recurring expense with an impact upon the Company’s results of operations, notwithstanding the lack of immediate impact upon cash flows.

Third, there is no assurance the Company will not have future restructuring activities, gains or losses on sale of equity investments, charges for fair value mark-up of acquired inventory sold, accelerated write-offs of debt-issuance costs or similar items and, therefore, may need to record additional charges (or credits) associated with such items, including the tax effects thereon. The exclusion of these items from the Company’s non-GAAP measures should not be construed as an implication that these costs are unusual, infrequent or non-recurring.

Management considers these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluating these non-GAAP financial measures together with their most directly comparable financial measures calculated in accordance with GAAP. The calculations of Adjusted EBITDA, Adjusted Operating Income (Loss), and non-GAAP EPS, and reconciliations between these financial measures and their most directly comparable GAAP equivalents are presented below in the accompanying tables.

Mr. John Cash, Branch Chief

Securities and Exchange Commission

December 10, 2010

Reconciliation of GAAP Net income (loss) attributable to Entegris, Inc. to Adjusted operating income (loss) and Adjusted EBITDA

	Three months ended		Nine months ended
(In thousands)	October 2, 2010	September 26, 2009	October 2, 2010	September 26, 2009
Net sales	$178,230	$110,706	$506,316	$252,320

Net income (loss) attributable to Entegris, Inc.	$22,418	$(7,608)	$57,353	$(67,845)
Adjustments to net income (loss) attributable to Entegris, Inc.:
Net income (loss) attributable to noncontrolling interest	348	(6)	905	(6)
Equity in net earnings loss of affiliates	(217)	132	(485)	1,076
Income tax expense benefit	5,000	623	15,202	(4,226)
Other expense, net	1,283	4,114	1,701	429
Interest expense, net	342	2,681	3,210	7,105

Operating income (loss)	29,174	(64)	77,886	(63,467)
Restructuring costs	—	2,368	—	12,454
Charge for fair value mark-up of acquired inventory sold	—	51	—	4,116
Amortization of intangible assets	2,823	4,723	10,459	14,635

Adjusted operating income (loss)	31,997	7,078	88,345	(32,262)
Depreciation	6,755	7,455	20,645	23,628

Adjusted EBITDA	$38,752	$14,533	$108,990	$(8,634)

Adjusted operating margin	18.0%	6.4%	17.4%	(12.8)%
Adjusted EBITDA margin	21.7%	13.1%	21.5%	(3.4)%

Reconciliation of GAAP earnings (loss) per share to Non-GAAP earnings (loss) per share

	Three months ended		Nine months ended
(In thousands)	October 2, 2010	September 26, 2009	October 2, 2010	September 26, 2009
Net income (loss) attributable to Entegris, Inc.	$22,418	$(7,608)	$57,353	$(67,845)
Adjustments to net income (loss) attributable to Entegris, Inc.:
Amortization of intangible assets	2,823	4,723	10,459	14,635
Charge for fair value mark-up of acquired inventory sold	—	51	—	4,116
Accelerated write-off of debt-issuance costs	—	—	890	343
Gain on sale of equity investments	(500)	—	(892)	—
Tax effect of adjustments to net income (loss) attributable to Entegris, Inc. A	(854)	—	(3,849)	—

Non-GAAP net income (loss) attributable to Entegris, Inc.	$23,887	$(2,834)	$63,961	$(48,751)

Diluted earnings (loss) per common share attributable to Entegris, Inc.	$0.17	$(0.07)	$0.43	$(0.60)

Effect of adjustments to net income (loss) attributable to Entegris, Inc.	0.01	0.04	0.05	0.17

Diluted non-GAAP earnings (loss) per common share attributable to Entegris, Inc.	$0.18	$(0.02)	$0.48	$(0.43)

A

The tax effect of adjustments to net income (loss) attributable to Entegris, Inc. is based on the applicable marginal tax rates by tax jurisdiction associated with each adjustment to net income (loss) attributable to the Company.”

Mr. John Cash, Branch Chief

Securities and Exchange Commission

December 10, 2010

Please be advised that the Company hereby confirms the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on our understanding of the requests made in your comments and on our responses and undertakings concerning future disclosures in this letter, we do not anticipate amending any past filings, but we will make the enhanced disclosures discussed in this letter in future filings as appropriate.

Very truly yours,

ENTEGRIS, INC.

/s/ Gregory B.Graves
By: Gregory B. Graves
Executive Vice President & Chief Financial Officer